Exhibit 99.1

Kamada Files Annual Report for the Year Ended December 31, 2021

Rehovot, Israel, March 15, 2022 – Kamada Ltd. (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report, including the Company’s audited consolidated financial statements, can be accessed via the SEC’s website at https://www.sec.gov/edgar.shtml, as well as under the SEC Filings section on Kamada’s investor relations website at https://www.kamada.com/.

The Company will deliver a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to Kamada’s Investor Relations Department at IR@kamada.com.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com